Albany International Corp.
PO Box 1907
Albany, NY  12201-1907 USA
(1373 Broadway, Albany, NY 12204)
Tel:  518 445 2225
Fax: 518 445 2250
michael.burke@albint.com
www.albint.com

Michael Burke
Senior Vice President & Chief Financial Officer

April 5, 2010

Mr. H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Washington, D.C.   20549

Re:
Albany International Corp. – Form 10-K for the Year Ended December 31, 2008,
Form 10-Q for quarterly periods ended in March, June and September, 2009, and
Definitive Proxy Statement on Schedule 14A  - SEC File No. 001-10026

Dear Mr. Owings:

We are pleased to respond to your letter dated March 22, 2010.  For ease of review, we have set forth below the numbered comments from your letter and our responses thereto.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

2. Revision to Prior Balance Sheet, page 73

1.
We have reviewed your responses to comments 7, 8, and 17 in our letter dated December 31, 2009.  Due to the frequency of errors identified and corrected during the periods under review, please expand on how you determined that your control deficiencies did not result in a reasonable possibility that a material misstatement of your annual or interim financial statements would not be prevented or detected on a timely basis, including a discussion of each control deficiency identified.  Although several of your errors ultimately turned out to be immaterial amounts, it remains unclear if your controls would have originally prevented or detected the errors on a timely basis had the amounts been material.  In regards to your tax reconciliation errors, we further note that you subsequently recorded an adjustment to your original error correction.  Please also provide us with a complete summary of any changes you made to your accounting processes and controls as a result of identifying these deficiencies.

Response:  In evaluating the deficiencies that we had previously identified related to comments 7, 8 and 17 of your letter dated December 31, 2009, we considered the materiality of the specific errors that occurred, and also whether there was a reasonable possibility either that other errors existed, or that other errors could have occurred but not been detected.

As noted in our response dated February 1, 2010 to comment 7, the revision to prior balance sheets was the result of a known difference between the reported value and the supporting records.  That difference originated many years earlier and was identified by management as part of the operation of the company's controls and was disposed of during 2008. The adjustment recorded in 2008 was the result of the deficiency in operating effectiveness of an existing control in which the resolution of the unreconciled difference identified was not completed in a timely manner.  In all other cases where such a discrepancy was detected, we recorded an entry to adjust the books to agree to our supporting detail.  We evaluated the known difference as well as the potential magnitude of errors that could have occurred as a result of not resolving this unreconciled difference on a timely basis, and concluded that it was not reasonably possible that a material misstatement could have occurred.  Accordingly, we concluded that the control deficiency did not rise to the level of a material weakness.

The error described in comment 8 (tax benefit of $1,720,000 in 2007 that was reversed in 2008) of your letter dated December 31, 2009, involved unique aspects of Swiss statutory and tax law. The control deficiency identified related to the accuracy of management's interpretation of the accounting for the unique and complex nature of the tax transaction.  As this adjustment related only to our Swiss entity, and considering the infrequent nature of unique and complex transactions, we believe that the deficiency did not raise a reasonable possibility of additional financial statement errors existing or occurring.  Accordingly, we concluded that a material weakness did not exist.

The errors that were described in comment 17 included an intangible asset charge of $1,011,000 and an income tax charge of $534,000.  The intangible asset charge occurred in our Albany Engineered Composites segment, and came about as the result of having a customer relationship intangible asset on the books relating to a customer that was no longer solvent. When the Eclipse insolvency occurred, we identified accounts receivable, inventory and fixed assets that needed to be written off.  However, due to having very few customer intangibles, we neglected to identify the impairment of the intangible asset.  During 2009, we enhanced the level of detail of our account reconciliation procedures in this business segment, at which point the error was detected.  At that time, we also examined the other limited cases where such intangible assets existed and found no other assets that were impaired.  As the write-off of this asset was not considered material to our financial statements, in our judgment, there was not a reasonable possibility that this amount or other potential similar amounts could have been material without the company's controls preventing or detecting the error.   Accordingly, we concluded that there was not a material weakness.

The income tax charge of $534,000 was the result of additional efforts needed to resolve the difference relating to the December 2008 balance sheet revision.  Further enhancement of the effectiveness of the reconciliation process was needed to fully resolve the unreconciled difference.  Insofar as we had concluded that the control deficiency related to the December 2008 balance sheet revision did not constitute a material weakness and the original error had occurred many years earlier, we likewise concluded that the additional final adjustment of $534,000 was not indicative of a material weakness.

Whereas each of the errors had unique characteristics that related to separate aspects of our internal controls, and were not reflective of control failures that would be projected to other account balances or transactions, we concluded that the control deficiencies did not result in a reasonable possibility of a material misstatement in our quarterly or annual financial statements.  We also note that, throughout the periods in question, our management testing of our key internal controls indicated that our key controls were operating effectively.

The discovery and resolution of these errors and the related control deficiencies resulted in two changes to the Company's existing internal controls, neither of which in the opinion of management materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.  The first change, which occurred as part of the prior balance sheet revision, was to improve the operating effectiveness of an existing control by fully operating the control to prevent carrying any balances where there was a difference between our books and the supporting details.  The second change was that, starting in 2009, we implemented more detailed account reconciliation controls for amortizable intangible assets in the Albany Engineered Composites segment.  Prior to implementing the detailed account reconciliations for that reporting unit, we relied upon business performance reviews such as analytical and monitoring controls to assess the accuracy of the results.  It was, in fact, the execution of the account reconciliation key control that detected the error.  However, we considered that to be a further enhancement to our existing internal controls. The incremental control did not constitute a material change, because the existing controls had already been designed to prevent or detect a material misstatement.

Form 10-Q for the Quarterly Period Ended September 30, 2009

6. Discontinued Operations, page 11

2.
We have reviewed your response to comment 14 in our letter dated December 31, 2009 noting that you recorded a gain on the sale of your Filtration Technologies business of $6.1 million based on your expectation that you would receive total consideration equal to the $40 million paid at closing plus “additional cash amounts after the post-closing adjustment process was concluded.”  Please tell us if the post-closing adjustment cash amounts represents the difference between the $40 million of cash received at closing and the $45 million purchase price.  In addition, please clarify how you determined it was appropriate to record the uncollected amounts at closing as opposed to when received or settled.

Response:  We wish to correct an error in our February 1, 2010 response to comment 14.  In describing the cash received at closing, we correctly state in one sentence that we received $45 million at closing, but later state incorrectly that we received $40 million at closing.  The correct amount, as reported in our Annual Reports on Form 10-K for each of 2008 and 2009, was $45 million.

At the July 2008 closing, we received approximately $45 million in cash, in exchange for the assets and liabilities of our Filtration business.  As noted in our initial response, the final purchase price was subject to adjustment based on the actual working capital levels at the closing date.  The gain of $6.1 million recorded in the third quarter of 2008 reflected the Company’s expectation of the outcome of the working capital adjustment process.    As noted in our February 1, 2010 response letter, the ultimate resolution of the working capital adjustment process reduced our gain for the full year to $5.4 million.

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ Michael K. Burke

Michael K. Burke
Senior Vice President
and Chief Financial Officer